COMMON STOCK TRANSFER AGREEMENT

THIS COMMON STOCK TRANSFER AGREEMENT (this "**Agreement**"), is made effective as of June 12, 2023, by and between Mark Goldstein and the other sellers listed on the signature page to this Agreement (each, a "**Seller**" and collectively, the "**Sellers**") and Maran Partners Fund, LP (the "**Purchaser**"). The Sellers and the Purchaser are also referred to herein individually as a "**Party**" and collectively as the "**Parties**."

RECITALS

WHEREAS, each Seller is the record holder and beneficial owner of the shares of common stock, $0.10 par value per share (the "**Common Stock**") of Scott's Liquid Gold-Inc., a Colorado corporation (the "**Company**"), set forth opposite such Seller's name on the attached Schedule A;

WHEREAS, the Sellers desire to sell and transfer to the Purchaser, and the Purchaser desires to purchase from the Sellers, a total of 2,730,013 shares of Common Stock (the "**Transferred Shares**") for $0.33 per share for total consideration of $900,904.29 (the "**Purchase Price**") to be paid by the Purchaser to the Sellers on the terms and conditions set forth in this Agreement (collectively, the "**Transaction**"); and

WHEREAS, the Parties have concluded that the terms and conditions set forth in this Agreement are fair, reasonable, adequate and in their respective best interests.

AGREEMENT

NOW THEREFORE, in consideration of the above recitals which are incorporated by reference, the mutual covenants and obligations set forth below, and other good and valuable consideration exchanged between the parties, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Transfer of Shares. Concurrent with the execution of this Agreement (the "**Closing**"):

    a. Subject to the terms and conditions hereof, each Seller hereby sells, assigns and transfers to the Purchaser, such Seller's entire right, title and interest in and to or otherwise connected with the Transferred Shares owned by such Seller, free and clear of any and all liens, encumbrances, security agreements, pledges, hypothecations, equities, options, rights, claims, charges or restrictions or interests of any kind (collectively, "**Encumbrances**"), in consideration for the payment by the Purchaser of the portion of the Purchase Price payable to such Seller, as set forth opposite such Seller's name on the attached Schedule A.

    b. Each Seller shall provide to the Purchaser all stock certificates representing the Transferred Shares being sold by such Seller and fully executed stock powers (or equivalent documentation) assigning and transferring such Transferred Shares to the Purchaser.

    c. The Purchaser shall pay the portion of the Purchase Price to which each Seller is entitled, as set forth opposite such Seller's name on the attached Schedule A, by wire transfer to the account set forth opposite such Seller's name on the attached Schedule A.

    d. The Parties hereby authorize and direct the Company to, upon Closing, (i) transfer the Transferred Shares to the Purchaser in the books and records of the Company and (ii) to take any and all other actions necessary and appropriate to effect the transfer of the Transferred Shares. The Company is hereby granted a power of attorney by each of the Sellers to execute such documents and instruments as the Company may reasonably determine necessary in order to transfer the Transferred Shares to the Purchaser in accordance with this Agreement. The Parties acknowledge that such power of attorney is coupled with an interest and is irrevocable.

2. <u>Representations of the Sellers</u>. Each Seller represents and warrants to the Purchaser that:

   a. <u>Ownership</u>. Such Seller is the sole lawful owner of all legal, record and beneficial right, title and interest in and to the Transferred Shares set forth opposite such Seller's name on the attached <u>Schedule A</u> and has good and clear title to such Transferred Shares, free of all restrictions on transfer, Encumbrances, and claims whatsoever, except for any restrictions imposed on the Transferred Shares by the Securities Act of 1933, as amended (the "**Securities Act**") and the rules promulgated thereunder. Upon the delivery of the Transferred Shares hereunder and the Purchaser's payment of the Purchase Price in accordance with the provisions of this Agreement, the Purchaser will acquire valid and unencumbered title to the Transferred Shares.

   b. <u>Authority; Due Execution</u>. Such Seller has full legal capacity, power and authority to execute, deliver and perform such Seller's obligations under this Agreement and all agreements, instruments and documents contemplated hereby, and all actions of such Seller necessary for such execution, delivery and performance have been duly taken. This Agreement has been duly executed and delivered by such Seller and is a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, and each of the other agreements, instruments and documents to be executed by such Seller in connection with the transactions contemplated hereby will be legal, valid and binding obligations of such Seller, each enforceable against such Seller in accordance with its respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and subject to general equity principles.

   c. <u>No Conflict; Non-contravention</u>. The execution, delivery and performance of and compliance with this Agreement by such Seller and the Transaction pursuant hereto, will not violate any law, rule, regulation or any material contract or agreement to which such Seller is a party or by which such Seller is bound, and no consent, approval, authorization, or order, registration, or qualification of or with any court or governmental agency or similar body of the federal or any state or other jurisdiction within the United States is required to be obtained or made by such Seller for the consummation of the Transaction.

   d. <u>Full Investigation</u>. Such Seller is sufficiently aware of the Company's business affairs and financial condition, and has had access to any and all information specifically requested by such Seller or otherwise publicly available, in order for such Seller to reach an informed and knowledgeable decision to sell the Transferred Shares set forth opposite such Seller's name on the attached <u>Schedule A</u>.

   e. <u>Non-reliance</u>. Such Seller has relied solely upon the advice of such Seller's own personal financial and tax advisors, counsel and accountants as to the legal, tax, economic, and related matters in selling the Transferred Shares set forth opposite such Seller's name on the attached <u>Schedule A</u>.

   f. <u>Accredited Investor</u>. The Seller is an "accredited investor" as that term is defined in Regulation D promulgated under the Securities Act.

g. Experience. The Seller has such experience in business and financial matters that the Seller is capable of assessing the merits and the risks of the Transaction and the sale of the Transferred Shares.

h. Status. Such Seller is a "United States person" under the Internal Revenue Code of 1986, as amended, and treasury regulations promulgated thereunder, and is not an entity disregarded as separate from its owner for U.S. federal income tax purposes.

3. Representations of the Purchaser. The Purchaser represents and warrants to the Sellers that:

a. Authority; Due Execution. The Purchaser has full legal capacity, power and authority to execute, deliver and perform the Purchaser's obligations under this Agreement and all agreements, instruments and documents contemplated hereby, and all actions of the Purchaser necessary for such execution, delivery and performance have been duly taken. This Agreement has been duly executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, and each of the other agreements, instruments and documents to be executed by the Purchaser in connection with the transactions contemplated hereby will be legal, valid and binding obligations of the Purchaser, each enforceable against the Purchaser in accordance with its respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and subject to general equity principles.

b. No Conflict; Non-contravention. The execution, delivery and performance of and compliance with this Agreement by the Purchaser and the Transaction pursuant hereto, will not violate any law, rule, regulation or any material contract or agreement to which the Purchaser is a party or by which the Purchaser is bound, and no consent, approval, authorization, or order, registration, or qualification of or with any court or governmental agency or similar body of the federal or any state or other jurisdiction within the United States is required to be obtained or made by the Purchaser for the consummation of the Transaction.

c. Restricted Securities. The Purchaser is familiar with the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions, including the availability of certain current public information about the Company and the resale not occurring within certain time periods after a party has purchased and paid for the securities to be sold. The Purchaser understands that (i) the Transferred Shares have not been registered under the Securities Act, or the securities laws of any state, (ii) the Transferred Shares are and will be "restricted securities" as defined in Rule 144, (iii) the Transferred Shares may not be sold, pledged or otherwise transferred unless a registration statement for such transaction is effective under the Securities Act and any applicable state securities laws, or unless exemptions from such registration provisions are available with respect to such transaction.

d. No Market. The Purchaser has been advised that (i) there is no market for the Transferred Shares and (ii) it may not be possible to readily liquidate the Transferred Shares.

e. Full Investigation. The Purchaser is sufficiently aware of the Company's business affairs and financial condition, and has had access to any and all information regarding the Company, in order for the Purchaser to reach an informed and knowledgeable decision to purchase the Transferred Shares.

f.   Non-reliance. The Purchaser has relied solely upon the advice of the Purchaser's own personal financial and tax advisors, counsel and accountants as to the legal, tax, economic, and related matters in acquiring the Transferred Shares and the suitability of the Transferred Shares for the Purchaser.

g.   Accredited Investor. The Purchaser is an "accredited investor" as that term is defined in Regulation D promulgated under the Securities Act.

h.   Experience. The Purchaser has such experience in business and financial matters that the Purchaser is capable of assessing the merits and the risks of the Transaction and the acquisition of the Transferred Shares.

i.   Economic Risk. The Purchaser is capable of bearing all the economic risks involving the Transaction and the Transferred Shares and the Purchaser has adequate means of providing for Purchaser's current needs and contingencies and has no need for liquidity from the Transferred Shares.

j.   Status. The Purchaser is a "United States person" under the Internal Revenue Code of 1986, as amended, and treasury regulations promulgated thereunder, and is not an entity disregarded as separate from its owner for U.S. federal income tax purposes.

k.   Purchase for Own Account. The Purchaser is acquiring the Transferred Shares for the Purchaser's own account, for investment purposes only and not with a view for distribution or resale to others. The Purchaser will not sell, assign or otherwise transfer the Transferred Shares unless the Transferred Shares are registered under the Securities Act or unless, in the opinion of counsel satisfactory to the Company, an exemption from such registration is available. The Purchaser acknowledges that any instrument issued by the Company to the Purchaser representing the Transferred Shares will bear a legend in accordance with this representation.

l.   Solicitation. The Purchaser acknowledges that no general solicitation or general advertising has been received by the Purchaser and that no public solicitation or advertisement with respect to the Transferred Shares has been made to the Purchaser.

4.   Indemnification. The Parties acknowledge and agree that the Company is an intended third-party beneficiary of this Agreement. Each Party acknowledges that it understands the meaning and legal consequences of the representations and warranties that each is making, as set forth in Section 3 above, and hereby agrees to indemnify and hold harmless the Company and its affiliates, and their respective officers, directors, managers, controlling persons, agents, attorneys and employees, from and against any and all losses, damages or liabilities due to or arising out of a breach of any representation or warranty made by such Party herein. All representations, warranties, and covenants contained in this Agreement and the indemnification contained in this Section 4 will survive the Transaction for a period of 18 months.

5.   Acknowledgements and Releases of the Sellers. Each Seller:

a.   Acknowledges that the Purchaser, by virtue of his status as a member of the Board of Directors of the Company, is an affiliate of the Company and may possess information regarding the Company's business, financial condition, risks, performance, prospects and other matters of which such Seller may not be aware.

b. Does not request or require, and except as specifically requested by such Seller prior to the date hereof (which requests have been fulfilled to such Seller's satisfaction), asks the Purchaser and the Company not to disclose, any additional information that the Purchaser or Company, as applicable, have regarding the Transferred Shares or the Company and such Seller acknowledges that some of the foregoing information is material and non-public.

c. Has not, will not and shall not rely upon any representations or warranties of the Company, express or implied, and such Seller specifically does not request, desire or require the Company to make any representations or warranties whatsoever with respect to the Transferred Shares, the Purchase Price, or any other matter with respect to the Transaction.

d. Such Seller, in freely making Seller's decision for Seller's own reasons with no additional information requested or required, is fully satisfied with the price per Transferred Share being paid by Purchaser pursuant to this Agreement. Such Seller acknowledges that such price per Transferred Share is the price such Seller desires to receive for the Transferred Shares owned by such Seller without regard to whether other holders of securities of the Company may ultimately obtain a greater or lesser amount than the Purchase Price for sales of their shares in the future.

e. In consideration for the Company facilitating the Transaction and other consideration set forth herein, each Seller does hereby release the Company and its present and former affiliates, and successors, and their respective officers, directors, managers, controlling persons, agents, employees, attorneys, representatives and assigns from any and all manner of actions, causes of action, suits, debts, sums of money, expenses, compensation, damages, controversies, claims and demands whatsoever in law or in equity, contract, or tort, pursuant to any statute, state or federal, which such Seller has or may have against the Company (or its present or former affiliates) or arising out of or in any way relating directly or indirectly to the Transaction. Each Seller hereby acknowledges receipt of satisfactory consideration for this release.

6. <u>Acknowledgements and Releases of the Purchaser</u>. The Purchaser:

a. Acknowledges that the Purchaser is acquiring the Transferred Shares, which are securities of the Company, from existing investors in the Company and not directly from the Company, and that the Company has no disclosure or other obligations to the Purchaser with respect to the Transaction.

b. Has not, will not and shall not rely upon any representations or warranties of the Company, express or implied, and the Purchaser specifically does not request, desire or require the Company to make any representations or warranties whatsoever with respect to the Transferred Shares, the Purchase Price, or any other matter with respect to the Transaction.

c. In consideration for the Company facilitating the Transaction and other consideration set forth herein, the Purchaser does hereby release each Seller, the Company and its present and former affiliates, and successors, and their respective officers, directors, managers, controlling persons, agents, employees, attorneys, representatives and assigns from any and all manner of actions, causes of action, suits, debts, sums of money, expenses, compensation, damages, controversies, claims and demands whatsoever in law or in equity, contract, or tort, pursuant to any statute, state or federal, which Purchaser has or may have arising out of or in any way relating directly or indirectly to the Transaction. Each Seller hereby acknowledges receipt of satisfactory consideration for this release.

7. <u>Miscellaneous</u>.

   a. <u>Confidentiality</u>. Each Party shall maintain the terms of this Agreement (and its existence) in strict confidence, except to the extent that disclosure is required by law or securities exchange. No terms or conditions of this Agreement shall be disclosed to any third party by any Party, other than to lawyers, advisors, accountants and/or professionals under an obligation of confidentiality who have a need to know the terms of this Agreement.

   b. <u>Waiver and Amendment</u>. Neither this Agreement nor any provision hereof will be waived, modified, changed, discharged, or terminated except by an instrument in writing signed by the Party against whom any waiver, modification, charge, discharge, or termination is sought.

   c. <u>Binding Effect</u>. This Agreement shall be binding upon, and inure to the benefit of, the Parties hereto and their successors, beneficiaries and permitted assigns, in accordance with the terms hereof.

   d. <u>Assignability</u>. This Agreement is not transferable or assignable by either Party.

   e. <u>Applicable Law</u>. This Agreement and the rights of the Parties hereunder it will be governed by and construed in all respects in accordance with the laws of the State of Colorado, other than such laws, rules, regulations and case law that would result in the application of the laws of a jurisdiction other than the State of Colorado.

   f. <u>Severability</u>. If any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable, this Agreement shall be considered divisible and inoperative as to such provision to the extent it is deemed to be illegal, invalid or unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable the parties hereto agree to replace such illegal, invalid or unenforceable provision with a provision that is legal, valid and enforceable that achieves the original intent of the parties as closely as possible. Further, should any provision contained in this Agreement ever be reformed or rewritten by any judicial body of competent jurisdiction, such provision, as so reformed or rewritten, shall be binding upon all of the parties hereto.

   g. <u>Interpretation</u>. This Agreement has been negotiated by the respective parties hereto and the language hereof shall not be construed for or against any Party. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived. Each Party has had an opportunity to consult with its own legal counsel in connection with this Agreement and the Transaction.

   h. <u>Expenses</u>. All fees and expenses incurred in connection with or related to this Agreement and the transactions contemplated hereby, shall be paid by the Party incurring such fees or expenses; provided that, to the extent any party hereto incurs fees or expenses (including attorney fees and expenses) in connection with enforcing its rights under this Agreement as a result of any other party's breach of this Agreement, the fees and expenses of the substantially prevailing party will be paid or reimbursed by the non-prevailing party(ies).

   i. <u>Further Assurances</u>. Each Party agrees to cooperate fully with the other Parties and execute any and all supplementary documents or instruments to consummate the Transaction, and take all actions which may be necessary or appropriate to give full force and effect to all of the terms and intent of this Agreement.

j. Notices. All notices or other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if delivered personally, sent by email, nationally-recognized, overnight courier, or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth on the signature page hereto. All such notices and other communications shall be deemed to have been given and received on the date of such delivery or rejection.

k. Counterparts. This Agreement may be executed in two or more counterparts (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, and delivered by facsimile or other electronic transmission), each of which shall be deemed an original and all of which taken together shall constitute one Agreement.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

SELLERS:

Mark Goldstein

By: /s/ Mark Goldstein
Name: Mark Goldstein

/s/ Barbara A Goldstein
Barbara A. Goldstein

/s/ Mark Goldstein
Mark E. Goldstein, Custodian for
Allissa D. Goldstein UNIF MIN ACT CO

/s/ Mark Goldstein
Mark E. Goldstein, Custodian for
Justin J. Goldstein UNIF MIN ACT CO

/s/ Mark Goldstein
Mark E. Goldstein, Custodian for
Nathan A. Goldstein UNIF MIN ACT CO

/s/ Mark Goldstein
Goldstein Family Partnership
By: Mark Goldstein
Its: Authorized Representative

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

PURCHASER:

Maran Partners Fund, LP

By: /s/ Daniel Roller
Name: Daniel Roller, Managing Member of Maran Partners GP, LLC, the General Partner of Maran Partners Fund, LP